Touchstone Funds Group Trust
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

April 11, 2007


VIA EDGAR

US Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Request for Withdrawal of Registration Statement on Form N-14 for Touchstone Funds Group Trust (File Nos. 333-141850 and 811-08104)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, Touchstone Funds Group Trust (the "Registrant") on behalf of Touchstone Pitcairn Select Value Fund, respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the registration statement on Form N-14 filed with the Commission on April 3, 2007.

This withdrawal is being made to correct a technical error that occurred during the filing of the registration statement on Form N-14.

On behalf of the Registrant, I respectfully submit this application for withdrawal of the filing made on April 3, 2007.

Please contact me at (513) 362-8314 with your questions or comments.

Sincerely,

/s/ Jay S. Fitton
-----------------

Jay S. Fitton, Esq.